Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918


           (Excerpt from the April issue of SOURCE, a publication for
               Ashland Inc. employees and NEXT PAGE, a publication
                           for Ashland Inc. retirees)

ASHLAND AGREES TO TRANSFER INTEREST IN MAP TO MARATHON

     In March, Ashland announced that it has signed an agreement under which Ashland would transfer its 38 percent interest in MAP and two other businesses to Marathon in a transaction structured to be tax free and valued at approximately $3.0 billion. The two other businesses are Ashland's maleic anhydride business and 61 Valvoline Instant Oil Change
(VIOC) centers in Michigan and northwest Ohio, which are valued at $94 million.

     Under the terms of the agreement, Ashland's shareholders would receive Marathon common stock with a value of $315 million (or approximately $4.50 per Ashland share based on the number of shares currently outstanding). Ashland would receive cash and MAP accounts receivable totaling $2.7 billion. MAP will not make quarterly cash distributions to Ashland and Marathon between now and the closing of the transaction. As a result, the final amount received by Ashland would be increased by an amount equal to 38 percent of the cash accumulated from operations during the period prior to closing.

     This transaction is one in a series of steps being taken to position Ashland as a value-creating enterprise. Ashland's guiding principals now and going forward are:

        o    To foster a winning culture,

        o    To maintain a patient and disciplined approach to growth,

        o    To take a process-centered approach to our businesses,

        o    And to sustain a top-quartile cost structure.

     If concluded successfully, this transaction will eliminate the uncertainty around the future of MAP. Beginning January 1, 2005, Marathon has the right to call our interest in MAP at a 15 percent premium to fair market value. Although comfortable with its rights under the joint-venture contract, Ashland felt it was in our shareholders' interests to structure a tax-free transaction. Given that the current tax basis in MAP is about $1.2 billion, a cash call would create a very large tax liability. The federal capital gains rate for corporations is 35 percent. Additionally, the gain would be taxable at the state level. Because this proposed transaction is tax free, it offers the best value for Ashland and our shareholders.

     In order to structure a tax-free spin-off, Ashland needed to include active trades or businesses. Under IRS guidelines, MAP may not qualify because it is a joint venture. The maleic anhydride business and VIOC stores of Region 3 were chosen because they are complementary to Marathon's business.

     The transaction is subject to, among other things, approval by Ashland's shareholders, customary antitrust review, consent of public debt holders, and receipt of a favorable private letter ruling from the Internal Revenue Service with respect to the tax treatment of the transaction. There is meaningful risk that

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the  transaction  will not  receive the  favorable  ruling from the IRS, in which case the transaction would not proceed. However, Ashland believes it is more likely than not that this transaction will receive a favorable ruling. If these conditions are met, the transaction is expected to close by the end of the 2004 calendar year.

     "This transaction represents the best opportunity for Ashland and its shareholders to capture the value that has been created through this joint-venture," said Jim O'Brien, Ashland's chairman and chief executive officer. "While we have been pleased with both the performance of the joint venture and our relationship with Marathon, the transfer of our interest in MAP to Marathon is an important step in achieving our strategic objectives."

TRANSACTION STEPS

The transaction would be accomplished through a series of steps, which would all occur on the day of closing and in the following order:

1. MAP Partial Redemption. MAP would redeem a portion of Ashland's 38% interest in MAP for a redemption price likely to be in the range of $900 million*, consisting of cash and MAP accounts receivable. Because MAP will not make quarterly distributions prior to the closing, such redemption price would increase by an amount equal to 38% of the cash accumulated from MAP's operations prior to closing.

2. Maleic/VIOC Contribution. Ashland would contribute the maleic anhydride business and 61 Valvoline Instant Oil Change centers to a newly formed subsidiary of Ashland ("HoldCo").

3. MAP Contribution. Ashland would contribute to HoldCo its remaining interest in MAP.

4. The Reorganization Merger. As a preliminary step to the final formation of New Ashland Inc., Ashland would be merged with and into New Ashland LLC, which would be the surviving business entity of that merger and a subsidiary of HoldCo.

        o By virtue of this Reorganization Merger, each share of Ashland common stock would be converted into and represent one share of HoldCo common stock.

5. HoldCo Borrowing and Capital Contribution. Marathon would arrange for a borrowing by HoldCo of $1.8 billion*, which would be expressly non-recourse to New Ashland LLC and would otherwise be made on terms and conditions reasonably acceptable to Ashland. HoldCo would contribute to New Ashland LLC the proceeds of the borrowing.

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        o    The amount of the HoldCo  borrowing would depend on the amount of Ashland financings outstanding at closing that the Internal evenue Service would permit Ashland to pay down with the proceeds of the borrowing. If the amount of this borrowing is increased (or decreased), the amount of the partial redemption would be decreased (or increased) accordingly.

6. The Conversion Merger. New Ashland LLC would be merged with and into New Ashland Inc., which would survive the merger. New Ashland Inc. would be a wholly owned subsidiary of HoldCo.

7. Separation and Merger. HoldCo would be merged into a newly formed subsidiary of Marathon, which would survive the merger.

        o By virtue of the merger of HoldCo and the Marathon subsidiary, the former Ashland shareholders (now holding HoldCo shares) would have the right to receive, for each share of HoldCo common stock, (1) one share of New Ashland Inc. common stock and (2) a pro rata amount of shares of Marathon common stock with a total value of $315 million (based on a 20-trading day averaging period preceding the closing).


        o For tax purposes, this merger would be treated as a spin-off of New Ashland to shareholders followed by the merger of HoldCo into the Marathon subsidiary.

* Note - The separate amounts received from MAP and HoldCo could vary from these stated amounts, but in any event, the combination would equal approximately $2.7 billion.

FORWARD-LOOKING STATEMENTS

This article  contains  forward-looking  statements,  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance and expectations about this transaction, including those statements that refer to the expected benefits of the transaction to Ashland's shareholders. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the transaction; the possibility of failing to receive a favorable ruling from the Internal Revenue Service; the possibility that Ashland fails to obtain the approval of its shareholders; the possibility that the transaction may not close or that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K for the fiscal year ended Sept. 30, 2003, filed with the Securities and Exchange Commission (SEC) and available in Ashland's Investor Relations website at www.Ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this release.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, at the SEC's website at www.sec.gov. The proxy statement/prospectus, and other documents filed with the SEC by Ashland, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.Ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 8, 2003. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the proxy statement/prospectus when it becomes available.

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